CLAIRE'S  STORES  ANNOUNCES  SECOND  QUARTER  RESULTS


     PEMBROKE PINES, Florida, August 17, 2000 - Claire's Stores, Inc. (NYSE:CLE) today announced sales and earnings for the second quarter of Fiscal 2001, which ended July 29, 2000.

     Net sales for the second quarter increased 35 percent to $251,982,000 compared with $186,090,000 for the second quarter of last year. Same store sales for the second quarter decreased 1 percent on a consolidated basis compared with an increase of 9 percent last year. The fashion accessory division decreased 2 percent while Mr. Rags increased 5 percent on a same store sales basis.

     Net income decreased 16 percent in the second quarter to $17,112,000 compared with $20,320,000 last year. Diluted earnings per share from continuing operations (which excludes prior year's gain on investment of $3,929,000, or $0.05 per diluted share) to $0.34 versus $0.35 for the comparable quarter in the prior year.

     Rowland Schaefer, Claire's Chairman and Chief Executive Officer, said, "Sales for the second quarter of fiscal 2001 increased 35% to $252 million compared with $186 million last year. The increase in sales was due to a larger store base with 3,055 stores this year compared with 2,151 stores at the end of the second quarter last year. The second quarter was a challenging period for us, as it was for many retailers. We continue to be disappointed with the same store sales trends which resulted in lower earnings than the prior year on a consolidated basis. Afterthoughts stores sales are not included in our same store sales results until December of this year.

     The lack of strength in our sales is primarily in North America, and was due to a combination of issues. The organizational changes we have made have impacted our performance and resulted in softer sales in that subsidiary. Challenges individual to our business included the final steps of the integration of Claire's and Afterthoughts as well as the conversion to the new payroll, POS hardware in the stores as well as MMS allocation and Arthur planning systems. There also was a general slow down in mall traffic which hurt all retailers. On a more positive note, our sales trend continued to strengthen each week throughout the last quarter. Marty will further elaborate on these issues later in the call. We are cautiously optimistic as we head into important back to school and holiday selling season and feel we are well positioned." Mr. Schaefer added.

     Mr. Schaefer also noted that at the end of the second quarter we had a total of 3,055 stores in operation. These comprised 1,591 Claire's Accessories in North America, 801 Afterthoughts which includes the Icing Stores, 315 Claire's Accessories stores in Claire's U.K., 91 stores in Japan, 101 stores in Europe, Mr. Rags had 153 stores and 3 Velvet Pixies. We have opened 230 new stores so far this fiscal year with an additional 62 new stores to be opened in the 4th quarter.

     The Company will host a conference call for the second quarter of fiscal 2001 on August 17, at 10:00 a.m. (EST). The call in number is 888-677-5721 and the password is Claire's. A replay will be available through Monday August 25th. The replay number is 888-568-0013 and the password is 25247. The call may be accessed over the Internet through the Company's web site at www.clairestores.com. To listen via the Internet, please access the web site at least 15 minutes prior to the call to ensure your computer contains the proper software. A replay of the conference call will also be available over the Internet at both sites.

     Claire's Stores, Inc., the leading mall-based retailer of popular-priced pre-teen and teens accessories, costume jewelry and apparel, currently operates approximately 3,055 stores under the following trade names: Claire's Accessories, Afterthoughts, the Icing, Mr. Rags and Velvet Pixies. The stores are located throughout North America, Japan, United Kingdom, Ireland, Switzerland, Austria, Germany and France.

     SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This release contains "forward-looking statements" which represent the Company's expectations or beliefs with respect to future events. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those factors include, without limitation, changes in consumer preferences for pre-teen and teen apparel and accessories, competition, and economic conditions in North America, Europe, United Kingdom and Japan.

For  additional  information  at  Claire's  Stores,  Inc.:

Sonia  Rohan
Director  of  Investor  Relations
Phone:  (212)  594-3127
Fax:     (212)  244-4237
E-mail:  sonia.rohan@claires.com

Note: Other Claire's Stores, Inc. press releases, a corporate profile and most recent 10-K and
10-Q reports are available by fax at no charge. For a menu of available material, call 1-800-CLENYSE (1-800-253-6973) or via Claire's Internet home page: http://www.clairestores.com.

CLAIRE'S  STORES,  INC.  AND  SUBSIDIARIES
CONSOLIDATED  STATEMENTS  OF  INCOME
(UNAUDITED)
<BTB>
                                THREE MONTHS ENDED                             SIX MONTHS ENDED
                        -----------------------------------          ----------------------------------
                        JULY 29,2000          JULY 31, 1999          JULY 29,2000         JULY 31, 1999
                        ------------          -------------          ------------         -------------
Net sales               $251,982,000  100.0%  $186,090,000  100.0%   $483,982,000  100.0%  $356,753,000  100.0%
Cost  of  sales,
 Occupancy and buying
 expenses                125,051,000   49.6%    91,603,000   49.2%    253,446,000   52.4%   176,596,000   49.5%
                        ------------          ------------           ------------          ------------

                         126,931,000   50.4%    94,487,000   50.8%    230,536,000   47.6%   180,157,000   50.5%
                        ------------          ------------           ------------          ------------
Expenses:
 Selling, general &
  administrative          86,920,000   34.5%    61,285,000   32.9%    171,711,000   35.5%   120,396,000   33.7%
 Depreciation and
  amortization            11,164,000    4.4%     6,434,000    3.5%     21,706,000    4.5%    12,723,000    3.6%
 Interest expense
  (income), net            2,401,000    1.0%    (1,358,000)  -0.7%      4,343,000    0.9%    (2,992,000)  -0.8%
 Gain on investments               -            (3,929,000)  -2.1%              -            (3,929,000)  -1.1%
                        ------------          ------------           ------------          ------------

                         100,485,000   39.9%    62,432,000   33.5%    197,760,000   40.9%   126,198,000   35.4%
                        ------------          ------------           ------------          ------------

Income before income
 taxes                    26,446,000   10.5%    32,055,000   17.2%     32,776,000    6.8%    53,959,000   15.1%

Income taxes               9,334,000    3.7%    11,735,000    6.3%     11,671,000    2.4%    19,839,000    5.6%
                        ------------          ------------           ------------          ------------

Net income              $ 17,112,000    6.8%  $ 20,320,000   10.9%   $ 21,105,000    4.4%  $ 34,120,000    9.6%
                        ============          ============           ============          ============



Net  income  per
 share:
  Basic                 $       0.34          $       0.40           $       0.42          $       0.67
                        ============          ============           ============          ============

  Diluted               $       0.34          $       0.40           $       0.41          $       0.66
                        ============          ============           ============          ============

Weighted  avg  shares
 outstanding:
  Basic                   50,299,000            50,932,000             50,719,000            50,893,000
                        ============          ============           ============          ============

  Diluted                 50,524,000            51,419,000             50,925,000            51,376,000
                        ============          ============           ============          ============